Morgan Stanley & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.
Needham & Company, LLC
Kaufman Bros., L.P.

c/o Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036 c/o Friedman, Billings, Ramsey & Co., Inc. 1001 Nineteenth Street North Arlington, VA 22209
January 23, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Brigitte Lippman

Re:	MasTec, Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1/A, filed on January 23, 2006 (File No. 333-129790) (the “Registration Statement”)
Dear Ms. Lippmann:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 2:00 pm (New York time) on Tuesday, January 24, 2006 or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from January 10, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 10, 2006:

Number of prospective underwriters:	4
Number of prospectuses distributed to underwriters:	approximately 7070
Number of prospectuses distributed to institutions:	approximately 3200
     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours, Morgan Stanley & Co. Incorporated Friedman, Billings, Ramsey & Co., Inc. Needham & Company, LLC Kaufman Bros., L.P.

By:	Morgan Stanley & Co. Incorporated, as Representative

By:	/s/ Kenneth G. Pott
	Name:	Kenneth G. Pott
	Title:	Managing Director

By:	Friedman, Billings, Ramsey & Co., Inc., as Representative

By:	/s/ James R. Kleeblatt
	Name:	James R. Kleeblatt
	Title:	Senior Managing Director